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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	MACFARLANE, JOHN C		OTTER TAIL CORPORATION OTTR
	215 S CASCADE ST	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 14, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	FERGUS FALLS, MN 56537-2801 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON STOCK													3,441		D		(a)

	COMMON STOCK													17,951.7241		I		By ESOP (b)

	COMMON STOCK													3,050.6195		I		By self-directed IRA

	COMMON STOCK													19,958.5013		D		(c)

	COMMON STOCK													2,080.5254		D		(d)

	COMMON STOCK		4/14/03				A			1,300	A	$27.245		9,724		D		(e)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (RIGHT TO BUY)		$19.1875

	STOCK OPTIONS (RIGHT TO BUY)		$19.75

	STOCK OPTIONS (RIGHT TO BUY))		$26.25

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		02-22-09		COMMON STOCK					52,000		D

		04-09-10		COMMON STOCK					100,000		D

		04-08-11		COMMON STOCK					100,000		D

Explanation of Responses:

a. These shares are held jointly with his wife.

b. Shares held in the Corporation’s Employee Stock Ownership Plan as of March 10, 2003.

c. Shares acquired and held under the Corporation’s Dividend Reinvestment Plan as of March 10, 2003.

d. The Corporation’s Employee Stock Purchase Plan as of March 10, 2003, including shares acquired upon reinvestment of dividends paid on shares held in the plan.

e. Grants of restricted stock. The grant price for 3/25/02 was $29.85, vesting 50%

e.(cont) immediately, 25% next 2 yrs, as long as he remains on the Board of Directors. 2,500 shares remain restricted. The grant price for 4/8/02 was $31.34, vesting 25% yearly. 750 shares remain restricted.

e. (cont) The 1,300 shares granted 4/14/03 have a grant price of $27.245 & vest at 25% yearly, beginning 4/8/04.

/s/ JOHN C MACFARLANE BY DEBRA J LILL - POA	4/14/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.